Gracin & Marlow, LLP
405 Lexington Avenue, 26th Floor
New York, New York 10174

June 28, 2012

VIA EDGAR

United States Securities
   and Exchange Commission
100 F Street, NE
Washington, D.C.  20549
Attention:  Jeffrey P. Riedler
                   Assistant Director

Re:         Caldera Pharmaceuticals, Inc.
 Amendment No.3 to Registration Statement on Form S-1
Filed on June 22, 2012
File No. 333-179508

Dear Mr. Riedler:

Thank you for your June 27, 2012 letter regarding Caldera Pharmaceuticals, Inc. (“Caldera”).  In order to assist you in your review of Caldera’s Form S-1, we hereby submit a letter responding to the comments and Amendment No. 4 to Form S-1 marked to show changes.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

Amendment No. 3 to Registration Statement on Form S-1/A

1.
Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: We have not provided nor has anyone authorized on our behalf provided any written materials to potential investors that are qualified institutional buyers or institutional accredited investors.  There are no research reports that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer .

Business

Our Current and Future Business, page 13

United States Securities
   and Exchange Commission
June 28, 2012

2.
Please refer to your response to comment 6. We note that your response states that all expenses incurred up to the date of notification of termination will be recoverable. Please explain why your disclosure on page 13 states that only reasonable expenses will be recoverable and revise your disclosure to clarify why all of the expenses may not be recoverable. Please tell us whether it is possible that you could recognize revenue that would not be collectible if the government terminated the contract.

Response: We have revised the disclosure to state that all such expenses will be recoverable. Please note that FAR 52.249-2 provides that in case of a termination for convenience by the government, Caldera is to be paid “the costs incurred in the performance of the work terminated”.

3.
Your disclosure on page 3 states that under NIH policies the contracts can be terminated by the government for convenience at any time resulting in little or no compensation even for services performed. This statement appears to conflict with your response to comment 6. Please clarify whether it is possible that expenses you have incurred under government contracts will not be collectible upon termination of the contract by the government.

Response: Please see the prior response.

* * *

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility.  We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings.  We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (561) 237-0804.

Sincerely,

/s/ Hank Gracin
Hank Gracin

HG:ckg
Enclosures
cc:  Caldera Pharmaceutcals, Inc.